UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 22, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
ANGLOGOLD ASHANTI ULTIMATUM TO WORKERS ON
UNPROTECTED STRIKE

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
22 October 2012
AngloGold Ashanti Ultimatum to Workers on Unprotected Strike
(Johannesburg – Press Release) –AngloGold Ashanti has done its utmost over the past month to work towards a mutually agreeable solution to the unprotected strike at the company’s Vaal
River and West Wits operating units. The strike has cost approximately 32,000oz a week in lost production.
The company has engaged with striking workers in a respectful and honest way throughout this period, despite the fact that the work stoppage is unprocedural and unprotected. AngloGold
Ashanti has continued to seek dialogue and compromise, including the offer of a fair and reasonable salary package improvement through the established bargaining system agreed between elected representatives of organised labour and South Africa’s major gold producers, and facilitated by the Chamber of Mines.
The action has been conducted largely in a peaceful manner on AngloGold Ashanti’s mines, with minimal injury to people and damage to property. Nonetheless, AngloGold Ashanti’s management remains concerned about the level of intimidation which appears to be prevalent during the recent illegal strike actions.
It is gratifying to note that initial indications are that employees have begun returning at the
Kopanang and Great Noligwa operations and metallurgical plants in the Vaal River region.
However, employees at the balance of the operations appear to have rebuffed these efforts at resolution. Meanwhile, conditions of the ore bodies and underground infrastructure across these ultra-deep operations have continued to deteriorate, raising the risk that portions of these mines will be sterilised and jobs permanently lost. The point has now been reached where further steps must be taken to try break the deadlock and encourage a rapid return to normal operations.
As such, AngloGold Ashanti is today issuing a final call for all workers to return to work by 12h00 on Wednesday, 24 October 2012. Those who return to work by this time will receive the improved wage offer which has been communicated to all members of the workforce directly by
AngloGold Ashanti and separately by elected union representatives.
Those who do not present themselves for work by 12h00 on Wednesday 24 October will be dismissed.
“Failure to return to work, in order that we resume normal operations, will result in the issue of notices of dismissal to any and all employees who have not complied with the ultimatum,” Chief
Executive Officer Mark Cutifani said. “It is regretful that matters have reached this stage, with job losses now being threatened and livelihoods for thousands of families being placed at risk.”
Conference Call
AngloGold Ashanti will host a conference call to provide an update on the strike activity at 4pm today, Monday 22 October, at 4pm, Johannesburg time. (10am EST, 3pm BST).
Please see details below:

ENDS
About AngloGold Ashanti’s South African Operations
AngloGold Ashanti’s South Africa operations accounted for approximately 32% of total group production during the first half of the year. Approximately 35,000 people are employed across
AngloGold Ashanti’s South African operations. This figure is inclusive of contractors and those working on two major capital projects under way at the Moab Khotsong and Mponeng mines.
AngloGold Ashanti is a member of the gold industry’s collective wage bargaining unit at the
Chamber of Mines and as such is committed to addressing demands regarding pay and other substantive issues through this framework. At present, the gold industry is in the second year of a two-year wage agreement with the latest increases, ranging from 8% to 10%, awarded to the workforce in July, under the agreement reached in 2011. A similar increase was awarded last year. South Africa’s annual Consumer Price Inflation is currently 5% in August.
SPONSOR: UBS South Africa (Pty) Limited
ENDS
Contacts
Media
Alan Fine +27-11 637- 6383 / +27 (0) 83 250 0757
afine@anglogoldashanti.com
Chris Nthite +27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
General inquiries +27 11 637 6031
media@anglogoldashanti.com
Investors
Stewart Bailey +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada) +1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe) +44 779 497 7881 / +44 1225 93 8483
mbedford@anglogoldashanti.com
General inquiries +27 11 637 6059
investors@anglogoldashanti.com
Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of
AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, any plan regarding the restructuring of any of AngloGold Ashanti’s operations, AngloGold Ashanti’s liquidity and capital resources and capital expenditure and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April 2012, the company’s 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States on 23
April 2012 and the prospectus supplement to the company’s prospectus dated July 17, 2012 that was filed with the Securities and Exchange Commission on
July 25, 2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
South Africa (Toll-Free) 0 800 200 648
South Africa - Johannesburg 011 535 3600
South Africa - Johannesburg Alternate 010 201 6616
UK (Toll-Free) 0808 162 4061
UK Alternative (Toll-Free) 0 800 917 7042
Canada (Toll-Free) 1 866 605 3852
USA (Toll) 412 858 4600
USA (Toll-Free) 1 800 860 2442

Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors”
tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: October 22, 2012
By:
/s/ M E SANZ PEREZ
Name:  M E Sanz Perez
Title:    Group General Counsel and Company
           Secretary